Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated January 8, 2013

Registration No. 333-181182

Supplementing the Preliminary Prospectus

Supplement dated January 8, 2013 and

the Prospectus dated July 11, 2012

TRAVELCENTERS OF AMERICA LLC

This information supplements the information contained in the preliminary prospectus supplement dated January 8, 2013 to the prospectus dated July 11, 2012.

PRICING TERM SHEET

Issuer:	TravelCenters of America LLC

Security:	8.250% Senior Notes due 2028

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Trade Date:	January 8, 2013

Settlement Date *:	January 15, 2013 (T+5)

Interest Payment Dates:	January 15, April 15, July 15 and October 15 of each year, beginning April 15, 2013

Principal Amount:	$100,000,000

Overallotment Option:

The Issuer has granted the underwriters an option to purchase up to an additional $15,000,000 aggregate principal amount of Notes at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement solely to cover overallotments.

Maturity:	January 15, 2028

Minimum Denominations:	$25.00

Coupon (Interest Rate):	8.250% per annum

Public Offering Price:	$25.00 per Note, plus accrued interest, if any, from January 15, 2013, if settlement occurs after that date

Net Proceeds:	$96,000,000 (before expenses)

Underwriting Commission:	$1.000 per Note

Optional Redemption:

The Notes are redeemable at any time and from time to time at the Issuer’s option in whole or in part on or after January 15, 2016. The redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Proposed Listing:	NYSE MKT: Ticker Symbol “TA/28”

CUSIP / ISIN:	894174200 / US8941742004

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBC Capital Markets, LLC UBS Securities LLC

Lead Manager:	MLV & Co. LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Janney Montgomery Scott LLC Oppenheimer & Co. Inc.

*  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in 5 business days, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; RBC Capital Markets, LLC toll-free at 1-866-375-6829; and UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884.